Neighborhood Sun

Investor Presentation
June 2020

https://neighborhoodsun.solar

hello@neighborhoodsun.solar

Neighborhood Sun

@Neighborhoodsun

Certified B Corporation

Our Company

We have developed a successful model for acquiring & managing customers for community solar projects.

Poised to replicate that process in a digital platform that can scale to multiple states.

We are the market leaders in Maryland.

Value Proposition

Community solar combines the market dynamism of retail electric choice with the long term value of rooftop solar

We save customers ~10/15% on their electric bills and bring solar to the 80% of the market which can't get solar (i.e., apartments, roofs or shade makes solar hard, or can't afford up-front investment, i.e. low and middle income among others).

Project owners:
need to plug in to a software platform to manage customers for the **25 year lifespan** of the project.

We fill critical sales role for owners

Welcome to the new world of Solar!


The Skulnik Family Share
Gary Skulnik
NEIGHBORHOOD sun

Our CEO, Gary in front of his actual share of the Panorama Landfill Solar Farm

Community Solar is the *hottest* vertical in the solar space

- The Opportunity is US$8-16 billion according to the US DOE's National Renewable Energy Lab
- 12 States have community solar regulations that support the market


53%
COMMUNITY SOLAR
5 YEAR GROWTH
26%
ALL SOLAR
5 YEAR GROWTH

Source: GTM Research

Neighborhood Sun
Track Record & Success

Track Record and Milestones

2016 2017 2018 2019 2020

- **Nov '16** Incorporated
- **May '17** Closed seed round form BoD
- **Oct '17** Hired first full-time employee
- **Mar '18** Signed first project (Panorama); Began marketing project online
- **Sep '18** Post seed round closed
- **Oct '18** Held Ground breaking on first project (Panorama)
- **Sep '19** Subscribed 2,000th customer
- **Nov '19** Launched new SaaS build-out
- **Feb '20** Closed Series AA Round (1st closing)
- **May '20** Signed first New Jersey contract

  Fully subscribed three (3) additional projects, totaling 13MW

Acquisition Track Record


Megawatts
Customers
MEGAWATTS SUBSCRIBED
16
12
8
4
CUSTOMERS SUBSCRIBED
3000
2500
2000
1500
1000
500
2018
Q1
Q2
Q3
Q4
2019
Q1
Q2
Q3
Q4
2020
Q1

Panorama Landfill


Example Solar Farm

- Started production June 24, 2019
- 6.6 MW capacity
- 1,118 customers

Fun Fact: *The Panorama Landfill project is the largest privately-own residential community solar project in the country!*

Oxon Hill


Example Solar Farm
Martinez Family
Guerin Family
Perkins Family

- Started production approx. April, 2019
- 0.5 MW capacity
- 168 customers

Fun Fact: *The Oxon Hill project was the first community solar project to begin generating power in the Pepco territory*

Dogwood/Old Court

Example Solar Farm



- Started production October 3, 2019
- 4.0 MW capacity
- 599 customers

Fun Fact: *During construction, invasive plants and trees were removed and have been replaced with indigenous species around the fields.*

Our Impact: The Planet

Annualized with New & Current Projects

Our projects have:

Generated

52,369,300 kWh

Saved our customers

$974,900

Our customers have avoided:

91,878,890

miles driven by an avg. fuel-burning car

OR

40,798,885

pounds of coal *not* extracted & burned

Our Impact: The Community

74%

of our LMI customers live in underserved communities

51%

of all our Baltimore Gas & Electric customers

Average number of Low- to Moderate-Income (LMI) residents

1,104

Total annual savings passed on to LMI residents

$58,575

Average annual savings for an LMI household

$213

Key Sales & Marketing Strategies

Digital Approach:
Our strategic marketing & sales put to work

Continuously expanding our online reach

Engagement and page likes have increased exponentially

We've received a 400% increase in Google-based interaction since 2019

We have over 5,500 views of our YouTube videos

In-Person Approach:

Word-of-mouth, events, & grassroots partnerships drive our success




WIN 1 FREE MONTH OF SOLAR


NEIGHBORHOOD SUN
NO ROOF? NO PROBLEM!


SOS
ON THE MARCH for CLIMATE ACTION


SOLAR FOCUS 2019
ADVANCING COMMUNITY SOLAR IN THE MID-ATLANTIC




HOGAN: SIGN THE CLEAN ENERGY JOBS ACT!




BALTIMORE PEOPLES CLIMATE MOVEMENT



Grassroots Approach:

Building stronger communities & key partnerships

We work with over 50 partners and have donated more than $30,000 to these local organizations to help them forward their missions

DADS UNITED Organization (D.U.O)

MOM MOM's Organic Market

CHESAPEAKE CLIMATE ACTION NETWORK ccan

HomeFree USA

navitassolar conserve | sustain | flourish

עדת שלום Adat Shalom Reconstructionist CONGREGATION

BALTIMORE FREE FARM

UUCC

PROJECT PLASE People Lacking Ample Shelter and Employment

INTERFAITH Power & Light

Civic Works

CUCC

BLUE WATER BALTIMORE

BALTIMORE ENERGY CHALLENGE

Pearlstone Center

AN AGENCY OF The Associated

Langston Hughes CRBC

True Engagement with our Communities

Customer Advocacy Board



NS Event at Shake & Bake



Adat Shalom faith organization


עושה...
מעשה
בראשית

Dedication to our customers

Hyper local events

Partners with a passion

The goal is to create more community, not more consumers

Market Opportunity & Plans for Growth

2020 Plan for Growth

We still have big goals for 2020, and we're excited for you to be a part of it!

New SaaS Platform

New Projects coming online


Save Energy
Eco-friendly
2020

Becoming a Retail Electric supplier

Entering new states and markets

Market Opportunity:
Next Five Years

BY 2029
SUBSCRIBERS SERVED

6.4 to 8.8
million

BY 2029
LOW + MODERATE INCOME HOUSEHOLDS SERVED

3.5 to 4
million

GTM Research

Market Opportunity:
States over next few years

State	Capacity	Value
IL	37,167 MW	$3.7 BN
NY	42,500 MW	$4.3 BN
MA	16,667 MW	$1.7 BN
MN	18,083 MW	$1.8 BN
MD	22,500 MW	$2.3 BN
DC	20,833 MW	$2.1 BN

Extraordinary potential in the Northeast and Midwest

Source: Company forecast

Entering New States:

Go-To-Market starts in NJ next

Our top targets being the East Coast, with New Jersey as number one.



New York
Easton
Allentown
Edison
Reading
Princeton
King of Prussia
Brick Township
Philadelphia
Toms River
Cherry Hill
Wilmington
Newark
Elkton
Vineland
Atlantic City
Ocean City

Tri County Landfill Solar Farm: Delanco, NJ - 3.5MW

Current Market Share in MD

24%	**16.5 MW**

Projected Market Share in MD

36% **50% increase**	**25 MW**

Timeline - 2020

Finish SaaS IT platform build-out

Get license & set-up to become a retail electric provider (REP) in MD & NJ

Launch comprehensive marketing efforts in MD, including PR

Hire additional staff

Raise equity through Reg CF

Open NJ Office

Acquire strategic sales partners in 3-5 states.

Begin selling SaaS platform to developers & other CS subscribers

Begin REP sales
Jul – MD | Sep - NJ

Mar Apr May Jun Jul Aug

New IT Platform:

Built In-House

Customer access to billing details, account info, environmental impacts, solar project status, etc.

Took real feedback from our customers to make a simplified sign-up process.

Improved sales-agent tracking & customer management.

Ability to white-label and sell/share with other community solar companies & subscriber organizations.

Easy customization to manage numerous assets & teams.

sunengine™

SHARED SOLAR PLATFORM

Becoming a Retail Electric Supplier

Becoming a supplier would mean an easier signup process for our customers, a smoother billing process, and a greater ability to seamlessly enter new markets.


NEIGHBORHOOD
sun

We Sit Apart
From The Crowd

Competition & the Market

Neighborhood Sun = Unique "end-to-end" solution provider, lower Customer Acquisition Cost (CAC)


Only acquisition
360 SOLAR POWER SOLUTIONS
Well capitalized, but fewer local roots & partnerships, high CAC
Arcadia Power
High CAC & jack-of-all-trades
CleanChoice ENERGY
NEIGHBORHOOD sun
- Low CAC (1/2 the nat'l avg.)
- Deep local roots & effective partners creates credibility & trust
- Diversifying revenue sources with in-house SaaS platform. Demos are well-received by market
- Specialized in Community Solar with 5-star reviews
Pivot Energy
AMPION RENEWABLE ENERGY
Only management
Customer Acquisition
Customer Management

Team Members



Gary Skulnik
Founder & CEO



Emily Tokarowski
Operations & Marketing Director



Henry P. Aszklar Jr.
Advisor



Sean Roddy
Advisor



Harry A. Warren
Advisor

Key Board Members



William Bumpers
Attorney



Aleisha Khan
Energy Executive



Ian Sneed
Energy Executive



Stacy A. Swann
CEO + Founding Partner Climate Finance Advisors



John Paul Moscarella
Observer + Serial Entrepreneur

Staff Members



Kristal Hansley
Sales



Armando Gaetaniello
Sales



Carolyn Ricketts
Sales



Mathew Guerin
Marketing



Robyn Jacobs
Marketing



Randi Orlow
NJ Manager



Zach Perkins
Customer Engagement



Barbara Martinez
Customer Engagement

Revenue Streams

Customer Acquisition

One time fees paid for acquiring customers

Program Management

Residual payment for managing customers

SaaS Platform

Licensing white-labeled platform to developers and other subscriber orgs.

Supplier Revenue

Retail electric provider (Recurring Revenue streams)

Acquisition & Management Revenue

Revenue from Acquisition

$540
per customer

Recurring Revenue from Customer Management

$60 → **$600**

per customer / year → per customer / 10 years

Becoming a retail electric supplier will add another recurring revenue stream.

Funds Raised to Date

Initial Seed Round (2016-2019):	**$710K**	**26 Angel investors**
Series AA Round (current):	**$600K**	**3 Investors**

Institutional/Strategic Investors

- Chesapeake Bay Seed Capital Fund (Mtech)
  Maryland fund investing in innovative solutions to environmental issues.
- Galt Power
  Wholesale energy provider, servicing retail electric suppliers.

Our Ask:
Series AA Round

We are raising $1mm to $1.5mm

Expand our SAAS platform and bring Sales and Marketing into New Territories

- Build out IT Platform and infrastructure to manage customers
- Open new markets in other states
- Hire CTO or COO